December 4, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (919) 640-8310

Bruce Duncan
Chief Executive Officer
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

> **Re: Starwood Hotels & Resorts Worldwide, Inc.**
> **Definitive 14A**
> **Filed April 26, 2007**
> **File No. 001-07959**

Dear Mr. Duncan:

We have reviewed your response letter dated October 11, 2007, and have the following comments. Please respond to our comments by December 18, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note the responses provided in your letter dated October 11, 2007. Please confirm in writing that you intend to revise your disclosure in future filings to be consistent with these responses.

2. We note your response to comment no. 6. With respect to the targets to be excluded, please provide on a supplemental basis a more detailed analysis of why you believe that disclosure of the targets would result in competitive harm, including a complete discussion of how competitors would be able to discern critical additional information about the company's planned investment activity and internal staffing levels and obtain critical information about your strategies, priorities, initiatives, methods and procedures. In addition, please tell us how the company currently maintains the confidentiality of such information.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor